U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

WHO’S YOUR DADDY, INC.
(Name of small business issuer as specified in its charter)

Nevada	#98-0360989
(State of Incorporation)	(I.R.S. Employer Identification No.)

5840 El Camino Real, Suite 108, Carlsbad, CA 92008
(Address of principal executive offices)

(760) 438-5470
(Issuer's telephone number)

Copies of communications to:

Harry J. Proctor, Esq.
SOLOMON WARD SEIDENWURM & SMITH, LLP
401 B Street, Suite 1200
San Diego, California 92130
Telephone No.: (619) 231-0303
Facsimile No.: (619) 231-4755

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)		Proposed maximum aggregate offering price (1)		Amount of registration fee
Common Stock	5,867,355 3,084,000(2)	$ $	0.73 0.73	$ $	4,238,169 2,251,320	$199.23

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
(2)	Issuable upon exercise of warrants and options issued in accordance with the terms of certain agreements detailed herein.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED July 2, 2007

PROSPECTUS

WHO’S YOUR DADDY, INC.
8,951,355 SHARES OF
COMMON STOCK

This prospectus relates to the resale of up to 8,951,355 shares of our common stock by the “Selling Stockholders” as identified below. The number of shares the Selling Stockholders may offer for sale include:

•
Up to 1,532,000 shares of our common stock which were issued to certain Selling Stockholders upon exercise of an option to purchase up to 2,500,000 shares of our common stock at $0.50 per share pursuant to the Securities Purchase Agreement dated May 7, 2007 attached as Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 14, 2007, and Amendment to Securities Purchase Agreement dated June 22, 2007 attached as Exhibit 10.1 to the Form 8-K filed with the SEC on June 28, 2007 (together, the “Securities Purchase Agreement”);

•
Up to 968,000 shares of our common stock which may be issued upon the exercise of an option to purchase up to 2,500,000 shares of our common stock at $0.50 per share pursuant to the Securities Purchase Agreement;

•	Up to 4,335,355 shares of our common stock which were issued in private placements to certain Selling Stockholders between October 2005 and July 2007;

•	Up to 91,000 shares of our common stock which may be issued upon the exercise of certain warrants issued to certain Selling Stockholders between October 2005 and February 2007;

•	Up to 525,000 shares of our common stock which may be issued upon the exercise of certain options previously issued to our former Chief Financial Officer; and

•	Up to 1,500,000 shares of our common stock which may be issued upon the exercise of certain options issued in connection with the hiring of our current Chief Financial Officer in May 2007.

The Selling Stockholders may sell their common stock from time to time at prevailing market prices. A portion of the shares of common stock covered by this prospectus may be issued from time to time pursuant to various warrant and option agreements between the Selling Stockholders and us. We will receive proceeds upon the exercise of the warrants and options held by the Selling Stockholders, but we will not receive any of the proceeds from the resale of shares by the Selling Stockholders.

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “WYDY.” The last reported sale price of our common stock on June 29, 2007 was $0.73.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK AND ARE SUBJECT TO THE “PENNY STOCK” RULES. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The date of this prospectus is July 2, 2007.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled “Risk Factors”, and our Consolidated Financial Statements and the related Notes included in this prospectus before deciding to invest in our common stock. Except as otherwise required by the context, all references in this prospectus to “we”, “us”, “our”, “WYDY”, or the “Company” refer to the consolidated operations of Who’s Your Daddy, Inc., a Nevada corporation, and its wholly-owned subsidiaries.

The Company

We were incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. We changed our name to Snocone Systems, Inc. on December 6, 2001. On April 1, 2005, Snocone Systems, Inc. completed and closed an Agreement and Plan of Merger with Who’s Your Daddy, Inc. (“WYD”), an unrelated, privately-held California corporation, whereby WYD became a wholly-owned subsidiary of the Company. WYD was founded by Edon Moyal and Dan Fleyshman in November, 2001 with their vision of licensing the phrase “Who’s Your Daddy.”

As a result of the merger, we changed our name to Who’s Your Daddy, Inc. After developing our own energy drink, we changed our primary business to the manufacture and distribution of ready-to-drink King of Energy™ beverages centered on our trademark-protected brand, Who’s Your Daddy®. While we continue to assess licensing opportunities for our trademark-protected brand, our current efforts are concentrated on expanding the distribution of our King of Energy™ energy drinks.

In the third quarter of 2005, we commenced sales of the Who’s Your Daddy® King of Energy™ regular and sugar-free cranberry-pineapple flavor energy drinks. The business strategy behind our King of Energy™ energy drinks focuses on maintaining the edge, energy and humor behind our brand, while continuing to build brand awareness and recognition. Our target market includes those who seek alternatives to unpleasant-tasting energy drinks, coffee and other beverages intended to provide an energy boost. As part of our strategy, we have developed products and events that appeal to this group, and we continue to pursue opportunities to expand our product lines and distribution worldwide.

Our King of Energy™ energy drinks come in two flavors and four distinct formulas. We have regular and sugar-free versions of our unique cranberry-pineapple flavor, which we started shipping in the third quarter of 2005, and regular and sugar-free versions of our green tea flavor. We introduced our regular green tea beverage in July 2006 as one of the first green tea beverages for the energy drink market. In February 2007, we began shipping our sugar-free green tea flavored beverage. For this product, we are targeting women and the more mature generation who are interested in the anti-oxidant, cleansing and weight loss features of green tea. This offering expands the scope of retailers who carry our products, since many green tea retailers generally do not carry energy drinks. In May 2007, we introduced 8.4-ounce/200 ml cans and the “Bag in the Box” method of distributing our beverages to service consumers in nightclubs, sports bars, music venues, restaurants, fast food chains and other concession outlets. “Bag in the Box,” commonly referred to in the industry as “BIB,” is an industry-standard container of concentrated formulated syrup that is mixed with carbonated water and typically utilized in over the counter soda dispensers and soda machines.

We currently have over 39 distributors who distribute our energy drinks in 18 states. We are actively developing new flavors of our King of Energy™ energy drinks. We plan to introduce these gradually as we gain shelf space, geographic distribution, and can capitalize on economies of scale.

We produce our King of Energy™ energy drinks at facilities utilized by known national brands such as 7-UP®, RC Cola® and Pepsi®. We also utilize premier American canners - Ball Corporation in the West (the largest canning company in the world) and Rexam Beverage Can Company in the East (one of the largest canning companies in the United States). Selection of canners is primarily governed by their capability to handle 16 and 8.4-ounce/200 ml cans, “Bag in the Box” capabilities, proximity to our geographical markets of activity, available plant capacity, pricing, terms and storage facilities at the plant.

We have established distribution agreements with some of the largest and most respected beer and beverage distributors in the United States. Our business strategy is to continue growing our distribution network and to concentrate on the needs of distributors to facilitate continued geographical expansion in the United States. Existing and new strategic relationships play a large role in our expansion, and we are strategically selective in building our distribution network. We have increased and expanded our top tier distribution network to include; Arizona, Arkansas, California, Idaho, Louisiana, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Mexico, Ohio, Tennessee, Texas, North Carolina, South Carolina, Wisconsin, Florida and Utah.

Our common stock is currently quoted on the OTCBB under the symbol “WYDY.”

Our Contact Information

Our principal executive offices are located at 5840 El Camino Real, Suite 108, Carlsbad, California 92008. We can be reached by calling (760) 438-5470. We invite you to visit our websites at www.whosyourdaddyinc.com and www.kingofenergy.com.

The Offering

Securities offered by Selling Stockholders
The securities being registered hereunder include: (i) 5,867,355 shares of common stock acquired by the Selling Stockholders through private placements; and (ii) 3,084,000 shares of common stock issuable upon exercise of warrants and options acquired in connection with certain agreements, all offered at a price of $0.73 per share. There are no minimum purchase requirements and no arrangements to place any of the proceeds of the offering in escrow.

Use of Proceeds
We will not receive any proceeds from the resale of shares in this offering by the Selling Stockholders, but certain of our affiliates hold shares included in this registration statement and will receive proceeds from the resale of those shares. We will receive proceeds upon the exercise of warrants and options held by certain of the Selling Stockholders. We expect to use any proceeds we receive for working capital and for other general corporate purposes.

Common stock currently outstanding	The Company currently has 29,244,497 shares issued and outstanding. No new shares will be issued pursuant to this offering.

OTCBB Symbol	WYDY

RISK FACTORS

This investment has a high degree of risk. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this prospectus. We believe the following risk factors are all of the material risk factors involved in purchasing our shares. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of your stock could go down. This means you could lose all or a part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

Risks Relating to Our Business:

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.

Our auditor has raised substantial doubt about our ability to continue our business. We need to obtain sufficient liquidity to continue as a going concern if our business is to achieve profitability.

We received a report from our independent auditors on our financial statements for the fiscal year ended December 31, 2006 in which our auditors included explanatory paragraphs indicating that our recurring losses and working capital deficit cause substantial doubt about our ability to continue as a going concern. By issuing this opinion, our auditors have indicated that they are uncertain as to whether we have the liquidity and capability to continue our operations. If we are unable to generate significant revenue and/or raise additional financing, we will not have sufficient funds to continue our business.

If we do not obtain additional financing, our business will fail.

.We have experienced significant operating losses since our inception in October 2005. The Company has incurred losses for the quarter ended March 31, 2007 of $926,008, $5,648,069 in the year ending December 31, 2006; $12,328,886 cumulative since inception and has a working capital deficit of $3,792,014 as of March 31, 2007. We will continue to have a high level of operating expenses and will require additional funds to implement our current business strategy until we can generate revenues sufficient to fund our operations. If we cannot obtain these funds, we will not be able to complete our business plan or achieve or sustain profitability. We do not currently have any arrangements for financing, and we can provide no assurance to investors that we will be able to find such required financing.

If we are not able to retain the full-time services of senior management, it may have an adverse effect on our operations and/or our operating performance until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance for any members of our senior management. We currently have employment agreements with Messrs. Moyal and Fleyshman which end on December 31, 2010 and an employement agreement with Mr. Moynahan that ends on May 9, 2010. Messrs. Moyal and Fleyshman have not received cash for salaries and have deferred their salaries so far in 2007. Mr. Moynahan is deferring 50% of his salary until the Company achieves certain revenue and funding targets. The loss of services of either of these persons or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

If we fail to adequately manage our growth, we may not be successful in growing our business and becoming profitable.

We expect our business and number of employees to grow over the next year. We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth over the next 12 months. Any failure to address the needs of our growing business successfully could have a negative impact on our chance of success.

Provisions in our organizational documents and control by insiders may prevent changes in control even if such changes would be beneficial to other stockholders.

Our organizational documents may limit changes in control. Furthermore, at May 10, 2007, members of our board of directors together control votes equivalent to more than 48% of our outstanding common stock. Consequently, management and the board of directors could exercise significant control on matters submitted to a vote of our stockholders, including electing directors, amending organizational documents and approving extraordinary transactions such as a takeover attempt, even though such actions may not be favorable to the other common stockholders.

It is likely that additional shares of our stock will be issued in the normal course of our business development, which will result in a dilutive affect on our existing stockholders.

We will issue additional stock as required to raise additional capital.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We are a party, from time to time, to various litigation claims and legal proceedings, which could adversely affect our financial results. On July 19, 2006, the Company received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc. $1,790,000. On April 9, 2007, the Company was served with a summons and complaint in a lawsuit seeking judgment on a $222,352 note payable. On May 8, 2007, the Company was served with a summons and complaint in a lawsuit filed in the San Diego Superior Court seeking judgment under a contract allegedly calling for the payment by the Company of $288,000, stock in the Company’s wholly-owned subsidiary, Who’s Your Daddy, Inc., a California corporation, plus a certain percentage of the revenues of that subsidiary. While the Company is vigorously pursuing relief and/or counter actions in each instance, there can be no assurance that these actions will be successful and that the Company will not be required to pay cash amounts in each of these legal proceedings.

Risks Relating to Our Industry:

Competitive pressure in the “energy drink” market could adversely affect our operating results.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, all of which have substantially greater financial, marketing and distribution resources than we do. Our energy drinks compete directly with Red Bull®, Monster®, Rockstar® and many other brands. There can be no assurance that we will be able to capture sufficient market share to sustain our business.

We rely on canners and other contract packers to manufacture our products. If we are unable to maintain good relationships with our canners and contract packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We do not directly manufacture our products, but instead outsource such manufacturing to contract canners. Although our production arrangements are generally of short duration or are terminable upon request, in the event of a disruption or delay, we may be unable to procure alternative canning facilities at acceptable quality, commercially reasonable rates and/or within a reasonably short time period. In addition, there are limited canning facilities in the United States with adequate capacity and/or suitable equipment for our energy drinks in 16 and 8.4-ounce/200 ml cans, and our “Bag in the Box” method of distribution. A disruption or delay in production of any of such products could significantly affect our revenues and adequate capacity may not be available for such products either at commercially reasonable rates, and/or within a reasonably short time period, if at all. Consequently, a disruption in production of such products could adversely affect our revenues.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to maintain and build brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our product’s brand image and on consumer preferences. Product quality issues, real or imagined, or allegations of product contamination, even if fake or unfounded, could tarnish our image and may cause consumers to choose other products. We may be required from time to time to recall products entirely or from specific canners, markets or batches. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Unilateral decisions could be taken by our distributors, and/or convenience chains, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying all or any of the our products that they are carrying at any time, which could cause our business to suffer.

We may not correctly estimate demand for our products.

Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis.

Our intellectual property rights are critical to our success and the loss of such rights could materially adversely affect our business.

We own numerous trademarks that are very important to our business. We also own the copyright in and to a portion of the content on the packaging of our products. We regard our trademarks, copyrights, and similar intellectual property as critical to our success and attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to prevent infringement. Product packages and artwork are important to our success and we take action to protect against imitation of our packaging and trade dress and to protect our trademarks and copyrights as necessary. However, there can be no assurance that other third parties will not infringe or misappropriate our trademarks and similar proprietary rights. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Risks Relating to our Common Stock and Its Market:

We have not, and currently do not anticipate paying dividends on our common stock.

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand business operations.

There is a limited market for our common stock which makes it difficult for investors to engage in transactions in our securities.

Our common stock is quoted on the OTCBB under the symbol “WYDY.” If public trading of our common stock does not increase, a liquid market will not develop for our common stock. The potential effects of this include difficulties for the holders of our common shares to sell our common stock at prices they find attractive. If liquidity in the market for our common stock does not increase, investors in our company may never be able to sell their shares and realize a profit on their investment.

Our stock is thinly traded, which can lead to price volatility and difficulty liquidating your investment.

The trading volume of our stock has been relatively low, which can cause the trading price of our stock to change substantially in response to relatively small buy or sell orders. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including actual or anticipated variations in quarterly and annual operating results and general market perception. An absence of an active trading market could adversely affect our stockholders’ ability to sell to sell our common stock in short time periods, or possibly at all. In addition, we believe that factors such as changes in the overall economy or the condition of the financial markets, particularly with regard to smaller capitalization stocks such as ours, could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future which would increase selling pressure on our stock and would likely cause reductions in the price of our stock. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time, or be able to accommodate the sale of your shares without a substantial reduction in the price of the stock.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our common stock is deemed to be “penny stock”, which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The requirements imposed by such designation may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks as defined in Rule 3a51-1 are stocks:

- With a price of less than $5.00 per share;

- That are not traded on a “recognized” national exchange (we are currently traded on the Bulletin Board exchange, which is not considered to be a “recognized” national exchange);

- Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

- From issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. Many brokers have decided not to trade “penny stocks” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the “penny stock rules,” investors will find it more difficult to dispose of our securities. Selling Stockholders may impact our stock value through the execution of short sales which may decrease the value of our common stock.

Short sales are transactions in which a selling stockholder sells a security it does not own. To complete the transaction, a selling stockholder must borrow the security to make delivery to the buyer. The selling stockholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling stockholder. If the underlying security goes down in price between the time the selling stockholder sells our security and buys it back, the selling stockholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling stockholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The selling stockholders in this registration statement could short the stock by borrowing and then selling our securities in the market, and then converting the stock through either the warrants at a discount to replace the security borrowed. Because the selling shareholders control a large portion of our common stock, the selling shareholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

Shares eligible for public sale in the future could decrease the price of our shares of common stock and reduce our future ability to raise capital.

Sales of substantial amounts of shares of our common stock in the public market could decrease the prevailing market price of our common stock. If this is the case, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

USE OF PROCEEDS

The Selling Stockholders are selling shares of common stock covered by this prospectus for their own account. We will not receive any of the proceeds from the resale of these shares, but certain of our affiliates hold shares included in this registration statement and will receive proceeds from the resale of those shares. We may receive proceeds from the sale of shares issuable upon exercise of certain warrants and options by the Selling Stockholders. Any proceeds received by us upon the exercise of these warrants and options will be used for general corporate purposes. We have agreed to bear the expenses relating to the registration of the shares for the Selling Stockholders.

“PENNY STOCK” CONSIDERATIONS

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission (“SEC”). Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.

SELLING STOCKHOLDERS

The securities being offered hereunder are being offered for resale by the Selling Stockholders. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 8,007,547 shares of our common stock.

The Selling Stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. Because the Selling Stockholders are not obligated to sell their shares, and because the Selling Stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the Selling Stockholders will own after the offering.

Pursuant to the terms of the relevant Selling Stockholders’ agreements with us, all expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any Selling Stockholder in connection with its sale of shares.

The table below sets forth with respect to each Selling Stockholder, based upon information made available to us by each Selling Stockholder: (i) the number of shares of common stock beneficially owned as of July 2, 2007 and prior to the offering contemplated hereby; (ii) the maximum number of shares of common stock which may be sold by the Selling Stockholder under this prospectus; and (iii) the number of shares of common stock which will be owned after the offering by the Selling Stockholder.

Name of Selling Stockholder (1)	Shares of Common Stock Owned Prior to the Offering	Percent of Common Shares Owned Prior to the Offering (2)	Shares of Common Stock to be Sold in the Offering	Number of Shares Owned After the Offering	Percent of Shares Owned After the Offering
Around the Clock Partners, LP (3)	5,561,906	12.6%	2,186,906 (4)	3,375,000	7.6%
Wayne Anderson (3)	85,000	*	85,000	0	0
Cohiba Partners Ltd. (5)	1,982,000	4.5%	1,982,000 (6)	0	0
Chuck Laubach and Jim Pomfret (7)	500,000	1.1%	500,000	0	0
John F. Moynahan (8)	1,500,000	3.4%	1,500,000 (9)	0	0
European American Investments Inc.	907,808	2.1%	907,808	0	0
Geneva Equities Ltd.	107,586	*	107,586	0	0
US & Foreign Company	275,129	*	275,129	0	0
Sandias Azucaradas CR, S.A.	800,000	1.8%	800,000	0	0
Derek Jones	15,000	*	15,000	0	0
Kelson, Rood, Stoll & Winkler	5,000	*	5,000	0	0
Shearson Foundation	61,926	*	61,926	0	0
Reuven I. Rubinson (10)	847,000	1.9%	525,000 (11)	322,000	*

*	Less than 1%
(1)	None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.
(2)	Based on 29,244,497 shares outstanding as of July 2, 2007 and warrants for 14,998,057 shares.
(3)
Around the Clock Partners, LP and Around the Clock Trading and Capital Management, LLC together are beneficial owners of more than 10% of our common stock and Wayne Anderson, who is a member of our board of directors, is a principal of Around the Clock Partners, LP and Around the Clock Trading and Capital Management, LLC.

(4)
Includes 560,000 shares of common stock issuable upon exercise of warrants and options issued in private placement transactions, and 65,000 shares of common stock held by Around the Clock Trading and Capital Management, LLC.

(5)
Includes 116,000 shares owned by Cohiba Partners Ltd. Cohiba Partners Inc. is a beneficial owner of more than 5% of our common stock and pursuant to the Securities Purchase Agreement, and has the right to designate one person to serve on our board of directors.

(6)
Includes 116,000 shares of common stock held by Cohiba Partners Inc., and includes 484,000 shares of common stock issuable upon exercise of an option to purchase shares of our common stock pursuant to the Securities Purchase Agreement and amendment thereto.

(7)	Messrs. Pomfret and Laubach own their shares as joint tenants in common.
(8)	Mr. Moynahan is our Chief Financial Officer.
(9)
All shares issuable upon exercise of options issued in connection with Mr. Moynahan’s employment agreement dated May 9, 2007. The strike price and vesting schedule is 250,000 shares vesting May 9, 2007 with a strike price of $1.00 per share; 250,000 shares vesting May 1, 2008 at a strike price of $1.00; 500,000 shares vesting May 1, 2009 at a strike price of $1.50 per share; and 500,000 shares vesting May 1, 2010 at a strike price of $2.00. All options vest upon a change in control of the Company

(10)	Mr. Rubinson is our former Chief Financial Officer.
(11)	All shares issuable upon exercise of options previously issued to Mr. Rubinson.

PLAN OF DISTRIBUTION

The Selling Stockholders may sell some or all of their shares immediately after they are registered. The Selling Stockholders’ shares may be sold or distributed from time to time by the Selling Stockholders or by pledgees, donees or transferees of, or successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

- ordinary broker transactions, which may include long or short sales;

- transactions involving cross or block trades on any securities or market where our common stock is trading;

- purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, “at the market” to or through market makers or into an existing market for the common stock;

- in other ways not involving market makers or established trading markets, including direct sales to or sales effected through agents;

- any combination of the foregoing, or by any other legally available means.

In addition, the Selling Stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Stockholders and any broker- dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. Neither the Selling Stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the Selling Stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

The Selling Stockholders named in this prospectus must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in the offer and sale of the common stock. The Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable laws and may among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities permitted under the Exchange Act.

Regulation M

We have informed the Selling Stockholders that Regulation M promulgated under the Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the Selling Stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Shareholders will be offering and selling our common stock at the market, Regulation M will prohibit them from effecting any stabilizing transaction in contravention of Regulation M with respect to the shares.

We also have advised the Selling Stockholders that they should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such Selling Stockholders are distributing shares covered by this prospectus. Regulation M may prohibit the Selling Stockholders from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement. We have advised the Selling Stockholders that they should consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

On February 7, 2006, American Express Company filed a suit in the San Diego Superior Court seeking payment on a credit card balance of approximately $80,000. This issue has been settled for substantially less than the amount sought by American Express Company.

On July 19, 2006, the Company received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc. $1,790,000. The Company believes that there were several significant venue and procedural issues with this arbitration award and intends to utilize all of its available remedies to overturn or reduce the amount of this award. This amount was taken as a Advertising, Promotional and Marketing expense in the quarter ending December 31, 2006 and is fully reserved on the balance sheet under Accounts and Accrued Expenses Payable.

On April 9, 2007, the Company was served with a summons and complaint in a lawsuit seeking judgment on a $222,352 note payable. The Company is evaluating the merits of the lawsuit and possible counterclaims.

On May 8, 2007, the Company was served with a summons and complaint in a lawsuit filed in the San Diego Superior Court seeking judgment under a contract allegedly calling for the payment by the Company of $288,000, stock in the Company’s wholly-owned subsidiary, Who’s Your Daddy, Inc., a California corporation, plus a certain percentage of the revenues of that subsidiary. The Company is evaluating the merits of the lawsuit and possible counterclaims.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages as of management, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. Each officer devotes as much of his working time to our business as is required. There are no family relationships among the directors. There are no arrangements or understandings between any director and any other person pursuant to which that director was or is to be elected.

Name	Age	Position	Date of Appointment
Dan Fleyshman	25	President and Director	April 26, 2005
Edon Moyal	25	Chief Executive Officer and Chairman of the Board	April 26, 2005
Derek Jones	68	Director	April 26, 2005
Wayne Anderson	41	Director	May 7, 2007
John F. Moynahan	50	Chief Financial Officer	May 9, 2007

Dan Fleyshman has been President and Director of the Company since April 26, 2005. Since 2001, Mr. Fleyshman was the President of Who's Your Daddy, Inc., a California corporation, which was acquired by the Company as a wholly-owned subsidiary in April, 2005. Mr. Fleyshman is primarily responsible for the strategic development of key licensing and manufacturing relationships for the Company. In addition, Mr. Fleyshman is instrumental in the formulation of the Company’s strategic plan, the recruitment process of key executives for the organization and the creative development behind branding initiatives.

Edon Moyal has been Chief Executive Officer and Director of the Company since April 26, 2005. Since 2001, Mr. Moyal has been the Chief Executive Officer of Who's Your Daddy, Inc., a California corporation, which was acquired by the Company as a wholly-owned subsidiary in April, 2005. Mr. Moyal is primarily responsible for formulating the Company’s strategic plan, developing marketing strategies and new product concepts, establishing distribution channels, analyzing branding initiatives, developing new licensing opportunities, recruiting and developing key executives for the organization and sourcing capital to ensure the continued growth of the Company.

John F. Moynahan has been Chief Financial Officer since May 9, 2007. From June 2006 to May 2007, Mr. Moynahan was President and Managing Director of NovaStar Group, Inc., a private consulting company specializing in financing, strategic planning, and business planning for emerging growth companies. From November 2005 until June 2006, and from April 1999 to February 2003, Mr. Moynahan was Senior Vice President and Chief Financial Officer for Xybernaut Corporation, a publicly-traded high technology company. From May 2004 until October 2005, Mr. Moynahan was Vice President Finance and Corporate Development for Innovative Technology Applications, Inc., a private high-technology defense contractor to the U.S. government. From February 2003 until May 2004, he was Senior Vice President and Chief Financial Officer for CardSystems Solutions, Inc., a credit card processing company. Mr. Moynahan started his career with Ernst & Ernst (now Ernst & Young) in New York City in 1979. He has a B.A. in Economics, Magna Cum Laude, from Colgate University, where he was elected to Phi Beta Kappa, an M.B.A. from New York University, Cum Laude, a C.P.A. from New York State, and is a co-inventor on five U.S. patents and over 100 corresponding patents outside the United States.

Wayne Anderson was appointed Director of the Company in May 2007. Mr. Anderson is Managing Member and co-founder of Around the Clock Trading and Capital Management, LLC, an investment management company and General Partner of Around the Clock Partners, LP. In 2000, Mr. Anderson co-founded both firms, after managing assets of accredited investors for several years. Mr. Anderson has been the Managing Member of the General Partner since inception. Mr. Anderson’s investment focus has been on undervalued equities within the healthcare, biotechnology, and emerging growth sectors. Mr. Anderson also brings forth his expertise in corporate finance catering to companies with market capitalization of less than $100 million. Mr. Anderson completed his undergraduate studies at the University of Georgia with a focus on Biology. Mr. Anderson was awarded a Doctorate of Podiatric Medicine (DPM) from the Temple University College of Podiatric Medicine.

Derek Jones was appointed as Director of the Company on April 26, 2005. For more than the past nine years, Mr. Jones has been a consultant and telecom analyst. Mr. Jones, since 2003, has served as a Director of Native American Studies and Fund Raising Division of the Rio Grande Foundation, a New Mexico free market research and educational organization dedicated to the study of public policy. Along with his background in Business Administration, Mr. Jones brings to the Company his knowledge and 35 years experience in the area of corporate development and finance as well as his background in the areas of International Finance and business affairs.

16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our officers, directors and persons who own more than 10% of a class of our securities registered under Section 12 of the Exchange Act to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports furnished to us and written representations that no Form 5 report was required for the fiscal year ended December 31, 2006, we believe that all persons subject to the reporting requirements of Section 16(a) were complied with during the fiscal year ended December 31, 2006, except as follows: Edon Moyal, Don Fleyshmon and Derek Jones failed to timely file Form 4 Reports for grants of 7,500 shares of restricted common stock each on March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our capital stock, as of July 2, 2007, for: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all of our current executive officers and directors of as a group. Except as otherwise indicated in the footnotes, all information with respect to share ownership and voting and investment power has been furnished to us by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

Five-Percent Shareholders, Directors and Executive Officers	Shares Beneficially Owned	Percent Of Class (1)

Five-Percent Shareholders:
Around the Clock Partners, LP (2) 33 6th Street, #204 St. Petersburg, Florida 33701	5,811,906	12.8%
Directors and Executive Officers: Edon Moyal (3)	4,075,375	9.4%

Dan Fleyshman (4)	4,075,375	9.4%

John F. Moynahan (5)	250,000	*

Derek Jones 3670 Glendon Avenue #132 Los Angeles, California 90034	30,000	*

Wayne Anderson 33 6th Street, #204 St. Petersburg, Florida 33701	85,000	*

All directors and executive officers as a group (5 persons) (6)	14,327,656	19.6%

*	Less than 1% of the Common Stock outstanding.
(1)
Based upon 28,536,689 shares of Common Stock but also reflecting as outstanding, with respect to the relevant beneficial owner, the shares which that beneficial owner could acquire upon exercise of options exercisable within 60 days.

(2)	Includes 1,376,000 shares subject to stock options exercisable within 60 days of June 1, 2007, and 239,950 shares held by Around the Clock Partners, LLC.
(3)	Includes 3,130,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(4)	Includes 3,130,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(5)	Includes 250,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(6)	Includes 6,510,000 shares subject to stock options exercisable within 60 days of June 1, 2007.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock. As of July 2, 2007, there were issued and outstanding 29,244,497 shares of common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock (there are none currently). Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further shareholder approval.

Preferred Stock

We have 20,000,000 shares of preferred stock authorized, and none outstanding.

Convertible Notes

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”) whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities. The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,000,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing. Following this transaction, there are no financial instruments issued by the Company that are convertable into common shares..

Warrants

As of March 31, 2007, we had outstanding warrants to purchase a total of 11,258,057 shares of our common stock at an average exercise price of $1.52 per share. In the second quarter of 2007, we issued warrants to purchase 4,200,000 shares of our common stock at an average exercise price of $0.90 per share. As of July 2, 2007, there were outstanding options and warrants to purchase a total of 15,458,057 shares of our common stock at an average exercise price of $1.35 per share. Except as provided herein, the warrants are not subject to registration rights.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements included in this prospectus and the registration statement have been audited by Baum & Company, PA, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF BUSINESS

The Company

We were incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. We changed our name to Snocone Systems, Inc. on December 6, 2001. On April 1, 2005, Snocone Systems, Inc. completed and closed an Agreement and Plan of Merger with Who’s Your Daddy, Inc. (“WYD”), an unrelated, privately-held California corporation, whereby WYD became a wholly-owned subsidiary of the Company. WYD was founded by Edon Moyal and Dan Fleyshman in November 2001 with their vision of licensing the phrase “Who’s Your Daddy.”

As a result of the merger, we changed our name to Who’s Your Daddy, Inc. After developing our own energy drink, we changed our primary business to the manufacture and distribution of ready-to-drink King of Energy™ beverages centered on our trademark-protected brand, Who’s Your Daddy®. While we continue to assess licensing opportunities for our trademark-protected brand, our current efforts are concentrated on expanding the distribution of our King of Energy™ energy drinks.

Description of Business

1. Who’s Your Daddy® King of Energy™ Drinks

In the third quarter of 2005, we commenced sales of the Who’s Your Daddy® King of Energy™ regular and sugar-free cranberry-pineapple flavor energy drinks. The business strategy behind our King of Energy™ energy drinks focuses on maintaining the edge, energy and humor behind our brand, while continuing to build brand awareness and recognition. Our target market includes those who seek alternatives to unpleasant-tasting energy drinks, coffee and other beverages intended to provide an energy boost. As part of our strategy, we have developed products and events that appeal to this group, and we continue to pursue opportunities to expand our product lines and distribution worldwide.

Our King of Energy™ energy drinks come in two flavors and four distinct formulas. We have regular and sugar-free versions of our unique cranberry-pineapple flavor, which we started shipping in the third quarter of 2005, and regular and sugar-free versions of our green tea flavor. We introduced our regular green tea beverage in July 2006 as one of the first green tea beverages for the energy drink market. In February 2007, we began shipping our sugar-free green tea flavored beverage. For this product, we are targeting women and the more mature generation who are interested in the anti-oxidant, cleansing and weight loss features of green tea. This offering expands the scope of retailers who carry our products, since many green tea retailers generally do not carry energy drinks. In May 2007, we introduced 8.4-ounce/200 ml cans and the “Bag in the Box” method of distributing our beverages to service consumers in nightclubs, sports bars, music venues, restaurants, fast food chains and other concession outlets. “Bag in the Box,” commonly referred to in the industry as “BIB,” is an industry-standard container of concentrated formulated syrup that is mixed with carbonated water and typically utilized in over the counter soda dispensers and soda machines.

2. Licensing of our Trademark-Protected Brand

We design and license a variety of products centered on our trademark-protected brand, Who’s Your Daddy®. We currently hold trademarks for more than 300 products in the United States, Mexico, Middle East, Far East, Japan and the European Community. The Who’s Your Daddy® range of product offerings is designed to appeal to young men, women and sports fans who strive for Style with Authority™. Royalties paid to us under previous licensing agreements for products generally were based on a percentage of the licensee’s net sales of the licensed products and we plan to continue this in the future.

While our operational focus is concentrated on the development of the King of Energy™ brand recognition, we are also continuing to register the Who’s Your Daddy® trademarks throughout the world and are pursuing licensing opportunities that come before us.

3. Marketing and Distribution

We currently have over 39 distributors who distribute our energy drinks in 18 states. We are actively developing new flavors of our King of Energy™ energy drinks. We plan to introduce these gradually as we gain shelf space, geographic distribution, and can capitalize on economies of scale.

We produce our King of Energy™ energy drinks at facilities utilized by known national brands such as 7-UP®, RC Cola® and Pepsi®. We also utilize premier American canners - Ball Corporation in the West (the largest canning company in the world) and Rexam Beverage Can Company in the East (one of the largest canning companies in the United States). Selection of canners is primarily governed by their capability to handle 16 and 8.4-ounce/200 ml cans, “Bag in the Box” capabilities, proximity to our geographical markets of activity, available plant capacity, pricing, terms and storage facilities at the plant.

We have established distribution agreements with some of the largest and most respected beer and beverage distributors in the United States. Our business strategy is to continue growing our distribution network and to concentrate on the needs of distributors to facilitate continued geographical expansion in the United States. Existing and new strategic relationships play a large role in our expansion, and we are strategically selective in building our distribution network. We have increased and expanded our top tier distribution network to include; Arizona, Arkansas, California, Idaho, Louisiana, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Mexico, Ohio, Tennessee, Texas, North Carolina, South Carolina, Wisconsin, Florida and Utah.

Currently we do not have any outstanding licensing arrangements. However, the Company continuously evaluates new opportunities that are presented to us to expand the Who’s Your Daddy® range of products utilizing our trademark-protected brand.

4. Competition

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, all of which have substantially greater financial, marketing and distribution resources than we do. Our King of Energy™ drinks are subject to extensive competition by numerous domestic and foreign companies. Such competitors include Red Bull®, Rockstar® and Monster® energy drinks.

Any branded clothing and accessory products we license will be subject to extensive competition by numerous domestic and foreign companies with substantially greater financial, marketing and distribution resources than we do. Such competitors with respect to licensing of our brand include Cherokee, Inc., No Fear® and ODM®, which license their many brands for products competitive with Who’s Your Daddy® products. The factors which shape the competitive environment include quality of construction and design of the product, brand name, style and color selection, price and the manufacturer’s ability to respond quickly to the retailer on a national basis. Therefore, our success is dependent on our ability, and the ability of our licensees, to design, manufacture and sell products bearing its brand and to respond to ever-changing consumer demands.

5. Intellectual Property

We design and license a variety of products centered on our trademark-protected brand, Who’s Your Daddy®. Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can generally be renewed as long as the trademarks are in use. We currently hold trademarks for more than 300 products in the U.S., Mexico, Middle East, Far East, Japan and the European Community.

In addition, we exclusively manufacture, promote and sell our four flavors of the King of Energy™ energy drinks. We have developed and own the formula to all of the King of Energy™ flavors

Officers and Key Personnel

Our principal office is located at 5840 El Camino Real, Suite 108, Carlsbad, California 92008. Our phone number is (760) 438-5470. Dan Fleyshman is our president, Edon Moyal is our Chief Executive Officer and John F. Moynahan is our Chief Financial Officer.

Employees

Prior to the merger, we had no employees. We relied upon our officers, directors and part-time outside consultants to further our business efforts.

As of May 31, 2007, we employed 14 persons. None of these employees are represented by labor unions and we believe that our employee relations are satisfactory.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus. Although management believes the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report.

Plan of Operation

To date, we have funded our operations primarily through the issuance of stock via private placements under the exemption provided by section 4(2) of the Securities Act in exchange for technology rights and services and to settle obligations under various loans. In 2005, we raised $2,271,677 via loans and $663,475 from the issuance of restricted common stock for cash. In 2006, we raised $575,899 via loans and $1,265,456 from the issuance of restricted common stock for cash.

On August 31, 2006, we secured a revolving $250,000 credit line for the production of our King of Energy™ drinks. At December 31, 2006 we had utilized approximately $186,000 of this line.

Management is currently seeking additional capital through its investment banker and other sources. In the near future, we are targeted to raise a $3,000,000 to $5,000,000, which will be used to pay down accounts and accrued expenses payable, including approximately $170,000 of taxes (which the Company is currently arranging a payment plan on), increase inventory, add additional personnel, purchase promotional materials for expanding the distributor network and pay operational expenses. Should we be unsuccessful in obtaining additional funding, we may be unable to meet our cash flow requirements in the short term.

Liquidity and Capital Resources

On December 31, 2006, we had a working capital deficit of $3,831,885 compared with $3,032,977 at December 31, 2005. We plan to utilize debt and/or equity financings to fund short-term and long-term growth. The availability of future financings will depend on market conditions and other factors. A portion of the funds may be used to grow the business through acquisition of other businesses.

The forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. The actual funding requirements may differ materially from this as a result of a number of factors including plans to rapidly expand new operations. There can be no assurance we will be able to continue as a going concern or achieve material revenues or profitable operations.

For the most recent year ended December 31, 2006, we incurred a loss in the amount of $5,648,069 compared to a loss of $4,251,311 in 2005. These losses are attributable to organizational expenses, expenses associated with setting up a company structure and market-ready products and implementing the first stage of our business plan, as well as the $1,790,000 arbitration award. We anticipate we will operate at a loss until additional funding is secured, depending upon the performance of the business.

Recent Financing

On April 11, 2007, effective April 3, 2007, the Company and AJW Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. And New Millenium Partners, II, LLC (collectively, the “AJW Entities”) reached an agreement whereby the Company obtained the right to repurchase $1,750,000 in secured convertible notes (the “Notes”) and warrants to purchase 876,170 shares of the Company’s common stock (the “Warrants”) in exchange for $1,000,000 and the issuance of 2,000,000 shares of the Company’s common stock. This Securities Repurchase Agreement is described on the Form 8-K filed with the Securities and Exchange Commission on April 29, 2007.

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”), as amended by the Amendment to Securities Purchase Agreement dated June 20, 2007, whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities. The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,500,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing.

Results of Operations

From October 12, 2000 through December 31, 2005, we engaged in no significant operations other than organization activities and research and development. We received minimal revenue. We expended $3,028,137 in 2005 and $2,861,102 in 2006 for administration costs, and $622,556 in 2005 and $2,806,183 in 2006 for marketing costs. Operational costs over the next year will depend on a number of factors, including costs with respect to our business plan.

Liabilities and Stockholder Equity

Our total liabilities as of December 31, 2006 were $6,322,284. Our total current liabilities consisted of: (a) $553,000 of Accounts Payable (b) $2,282,000 of accrued expenses and interest (c) $232,000 of taxes, (d) $238,000 of amounts due to officers, employees and related parties (e) $715,000 of other loans payable and (f) $222,000 representing the current portion of long-term debt. The largest obligation we have is a $1,790,000 arbitration award in favor of Sacks Motorsports Inc against the Company, included in accrued expenses. We are in the process of evaluating several legal options and will be pursuing appropriate actions upon completion of this evaluation to limit and/or vacate the award.

Revenue Recognition

Licensing Revenue is recorded over the life of the contract when earned based on the terms of the contract. Sales Revenue is recognized when products are shipped to the customer and title passes.

Off-Balance Sheet Arrangements

As of May 31, 2007, there were no off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Going Concern

We may require additional capital for our operational activities and, although we intend to raise capital through the issuance of stock in the near future, our ability to raise capital through the issuance of stock in the future is unknown. Obtaining additional financing and attaining profitable operations are necessary for us to continue operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

DESCRIPTION OF PROPERTY

We do not own any real property. Our principal executive offices are located at a leased premise at 5840 El Camino Real, Suite 108, Carlsbad, CA 92008. We are leasing approximately 5,000 square feet under an agreement that commenced in March, 2007 and expires in March 2012. Monthly payments under the lease are currently approximately $8,800, increasing to approximately $10,100. Our leased space includes both offices and a warehouse and we consider it adequate for the operations of our business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have agreements with two related parties: one for systems control and Sarbanes-Oxley planning and one for management consulting services. Under the terms of these agreements, we are committed to pay a total of $11,000 monthly to these two related parties. A portion of this amount is being deferred until we receive additional funding. At March 31, 2007, the Company converted $96,000 of the amounts owed to them to Company common stock and had deferred payments of $13,000 to one of them. In addition, at March 31, 2007 officers and shareholders made loans to the Company of approximately $297,561 and officers had deferred salary and Gross Revenue payments totalling $225,973.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently quoted on the OTC Bulletin Board, which is sponsored by the National Association of Securities Dealers (“NASD”). The OTC Bulletin Board is a network of securities dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks,” as well as volume information. Our shares are quoted on the OTC Bulletin Board under the symbol “WYDY.OB.”

The following table reflects the reported high and low bid prices of our Common Stock for each quarter within the last two fiscal years, and the subsequent interim period as reported by the NASD OTCBB. Such prices are inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

YEAR ENDED DECEMBER 31, 2005

QUARTER ENDED	HIGH	LOW
March 31, 2005	$4.20	$0.45
June 30, 2005	$2.40	$0.40
September 30, 2005	$2.00	$0.82
December 31, 2005	$1.40	$0.66

YEAR ENDED DECEMBER 31, 2006

QUARTER ENDED	HIGH	LOW
March 31, 2006	$1.27	$0.68
June 30, 2006	$1.04	$0.35
September 30, 2006	$1.07	$0.38
December 31, 2006	$1.37	$0.70

YEAR 2007

QUARTER ENDED	HIGH	LOW
March 31, 2007	$0.90	$0.60

Holders of Common Stock

As of June 8, 2007, in accordance with our transfer agent records, there were approximately 1,455 holders of record of our common stock.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not paid dividends in prior years and have no plans to pay dividends in the near future. We intend to reinvest earnings in the continued development and operation of its business. Any payment of dividends would depend upon our growth, profitability, financial condition and such other factors as the board of directors may deem relevant.

EXECUTIVE COMPENSATIONS

Compensation for Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the fiscal years ended December 31, 2006 and December 31, 2005 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO):

Name and Principal Position	Year	Salary Paid ($) (1)	Salary Unpaid ($) (1)	Non-Equity Plan Incentive Compensation ($) (2)	Option Awards and Warrants ($) (3)	Total ($)

Edon Moyal (Chief Executive Officer)	2006 2005	72,000 71,539	90,000 36,461	27,750 1,549	0 0	189,750 109,549

Dan Fleyshman (President)	2006 2005	72,000 77,539	90,000 30,461	27,750 1,549	0 0	189,750 109,549

Reuven Rubinson (Former Chief Financial Officer) (4)	2006 2005	32,000 30,337(5)	85,000 25,663	6,938 387	0 0	123,938 56,387

(1)	Due to cash flow considerations, the executives deferred payment on a portion of their salaries.
(2)	Mr. Moyal and Mr. Fleyshman each earned two percent (2%) of gross revenue and Mr. Rubinson earned one half of one percent (0.5%).
(3)
In November 2006, each executive was awarded a 5-year warrant to purchase a total of 15,000 shares of Common Stock at $2.00 and each other employee who had been employed over three months was issued a similar warrant to purchase 10,000 shares. The average closing price for the five days prior to issuance was approximately $0.79. These warrants were deemed to have minimal value. There were no other option awards and no stock awards during the year.

(4)	Mr. Rubinson was employed with us from June 2005 to May 2007.
(5)	Mr. Rubinson’s salary was paid from June 12, 2005 through December 31, 2005, based on $96,000 per year.

Employment Agreements

On May 9, 2007, the Company and Reuven Rubinson agreed to terminate his employment as Chief Financial Officer with the Company. Under the terms of his termination agreement, Mr. Rubinson will receive $100,000 paid out over a four-month period and will receive a cash payment of $10,000 when the Company achieves $10 million in cumulative sales from inception, and $5,000 for each additional $10 million in sales, up to a maximum of $80,000 paid to him upon attainment of $150 million in cumulative revenues. Mr. Rubinson received 132,000 restricted shares of common stock in payment of $66,000 owed to him by the Company, and the options to purchase a total of 525,000 shares of common stock previously granted to him have fully vested and are exercisable until April 30, 2012.

On May 9, 2007, the Company and John Moynahan entered into an employment agreement under which Mr. Moynahan agreed to serve as the Company's Senior Vice President and Chief Financial Officer. Mr. Moynahan's Employment Agreement provides for a three-year term with an annualized salary of $100,000 until the Company raises an additional $4 million of equity capital or attains a revenue level of $1 million in a quarter (either being a "Trigger Event"), whichever comes first, and a salary of $199,500 thereafter, with the difference accruing and payable upon such Trigger Event. The Company granted Mr. Moynahan options to purchase: 250,000 shares of common stock vesting May 9, 2007 with a strike price of $1.00 per share; 250,000 shares of common stock vesting May 1, 2008 at a strike price of $1.00; 500,000 shares of common stock vesting May 1, 2009 at a strike price of $1.50 per share; and 500,000 shares of common stock vesting May 1, 2010 at a strike price of $2.00. All options vest upon a change in control of the Company and the Company has agreed to use its best efforts to register the shares for such options in a timely manner. In the event Mr. Moynahan is terminated without cause he will be entitled to receive his base salary and benefits for a sixth month period from the date of termination, in addition to payment of any accrued discretionary performance bonuses. In addition, the Employment Agreement contains non-competition, non-solicitation and non-disparagement provisions during the term thereof and for specified periods thereafter.

Effective April 25, 2005, the Company entered into employment agreements with Edon Moyal, its Chief Executive Officer, and Dan Fleyshman, its President. Effective October 1, 2006, the Board of Directors voted to increase the monthly salaries of Messrs. Moyal and Fleyshman to $18,000 each. On June 8, 2007, Messrs. Moyal and Fleyshman, upon approval of the Board of Directors, amended their employment agreements to modify all warrants previously issued to them and to eliminate the cashless exercise provision and extend the term of the warrants to April 30, 2012. Each employment agreement, as amended, is for a period of 5 years, and provides that each executive is to receive, as of January 1, 2005, annual cash compensation of $144,000. Pursuant to their employment agreements, as amended on June 22, 2007, Messrs. Moyal and Fleyshman shall receive five year options to purchase common stock based on our annual gross revenues in each year during the term of their respective employment agreements. In each year beginning on January 1, 2007, at the time it is determined the Company surpasses $5 million in gross revenues, options will be issued to Messrs. Moyal and Fleyshman to purchase common stock. The strike price of such options will be at 100% of the closing price on the day of such option grant(s) and the number of shares of such options shall be $120,000 divided by the strike price. For each additional $5 million in gross revenues in each year, warrants will be issued on the same basis except that the number of shares subject to purchase on exercise of such options shall be $100,000 divided by the applicable strike price. At the end of each year, Messrs. Moyal and Fleyshman will receive additional stock options on a pro-rata basis for any sales over $5 million in such year for which they have not previously received stock options. In consideration for amending their employment agreements, Messrs. Moyal and Fleyshman each received 5 year stock options for 100,000 shares with an exercise price of $1.50 per share.

Compensation of Directors

The Company does not provide cash compensation to directors for attendance at board meetings. In fiscal year ended December 31, 2006, the Company compensated its sole non-employee director for his service on the Board of Directors with 7,500 restricted shares of the Company’s Common Stock each quarter. The following table sets forth certain information with respect to the compensation of directors (other than Named Executive Officers) for the Company’s last fiscal year.

Name	Fees Earned or Paid in Cash	Option Awards ($)	All Other Compensation ($)(1)	Total ($)
Derek Jones	0	0	$27,675	$27,675

(1)
Represents restricted stock grants of 7,500 shares of Common Stock on March 31, 2006 valued at $1.00 per share, 7,500 shares of Common Stock on June 30, 2006 valued at $0.62 per share, 7,500 shares of Common Stock on September 30, 2006 valued at $1.01 per share, and 7,500 shares of Common Stock on December 31, 2006 valued at $1.06 per share.

FINANCIAL STATEMENTS

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this registration statement. Pursuant to Rule 411 of Regulation C under the Securities Act of 1933, as amended, and Item 10(f) of Regulation S-B, we hereby incorporate by reference our consolidated financial statements as of December 31, 2006 included in the annual report on Form 10-KSB filed with the SEC on April 16, 2007 into this Registration Statement on Form SB-2. In connection with the incorporation of such financial statements, we are hereby filing the consent of Baum & Company, PA, our independent registered public accounting firm, as Exhibit 23.1 hereto.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as apart of that registration statement and does not contain all of the information contained in the registration statement and exhibits. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving us. You may inspect the registration statement and exhibits and schedules filed with the SEC at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. In addition, we will file electronic versions of our annual and quarterly reports on the Commission's Electronic Data Gathering Analysis and Retrieval, or EDGAR System. Our registration statement and the referenced exhibits can also be found on this site as well as our quarterly and annual reports. We will not send the annual report to our shareholders unless requested by the individual shareholders.